Filed by Claxson Interactive Group Inc.
              Pursuant to Rule 425 under the Securities Act of 1933
                 Subject Company: Claxson Interactive Group Inc.
                          Commission File No. 333-13062

                             [EL SITIO, INC. LOGO]

                                                          FOR IMMEDIATE RELEASE

                EL SITIO'S BOARD OF DIRECTORS APPROVES A 1-FOR-10
                   REVERSE SHARE SPLIT FOR ITS COMMON SHARES


BUENOS AIRES, AUGUST 8, 2001 - El Sitio, Inc. (Nasdaq: LCTO) today announced that its Board of Directors has approved a 1-for-10 reverse share split for its common shares. The split will be effective on August 22, 2001. Shareholder approval of the split is not required.

The reverse share split is being undertaken in an effort to enable El Sitio to comply with the minimum share price requirements of The Nasdaq National Market and to preserve the listing of El Sitio's common shares. El Sitio expects to receive a delisting notice from the Nasdaq next week because the minimum bid price for its common shares has continued to be below the required $1.00 per share. However, prior to actual delisting, El Sitio understands that it will have an opportunity to appeal and anticipates that the reverse share split will bring its common shares back into compliance with Nasdaq's bid price requirements.

As previously disclosed, El Sitio has signed a definitive agreement to merge with Ibero American Media Partners, a combination that will form Claxson Interactive Group. The merger will be completed on the basis of the number of El Sitio common shares outstanding after the reverse share split, which will not change the percentage ownership interest in Claxson to be held by El Sitio's shareholders.

ABOUT EL SITIO

El Sitio, Inc. (Nasdaq: LCTO) is a leading Internet media company providing original country-specific and global interactive content and community-building features, e-commerce and connectivity to Spanish and Portuguese speakers. El Sitio is designed as an Internet media destination network (www.elsitio.com) that consists of country Web sites for Argentina, Brazil, Chile, Colombia, Mexico, the United States, Uruguay and Venezuela. Founded in 1997, El Sitio has teams of local professionals in each of its country offices throughout the Americas. El Sitio's common shares began trading on The Nasdaq National Market in December 1999.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of El Sitio's management and are subject to a number of factors and uncertainties that could cause actual results to differ


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materially from those described in the forward-looking statements. The forward-looking statements in this release address, among others, the following subjects: El Sitio's plan to maintain a listing on the Nasdaq National Market for its common shares; and the anticipated effect of the reverse share split on the share price of such shares on Nasdaq. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the share price of El Sitio's common shares on The Nasdaq National Market could decline due to investor perceptions of the reverse share split or other factors relating specifically to El Sitio or generally to the sector in which it conducts its operations; and the risk that The Nasdaq National Market may not provide El Sitio with an adequate period of time to meet its minimum bid price or other continued listing requirements. For a detailed discussion of these and other cautionary statements, please refer to El Sitio's filings with U.S. Securities and Exchange Commission.

                                    # # #


CONTACTS

Press:                                   Investors:
Jennifer Gery                            Jeff Majtyka/Leonardo Santiago
Brainerd Communicators, Inc.             Brainerd Communicators, Inc.
(212) 986-6667                           (212) 986-6667
gery@braincomm.com                       majtyka@braincomm.com
                                         santiago@braincomm.com